# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bravo Multinational Inc., CIK 0001444839
CUSIP: 10568F2083
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD UNIT 230, Virginia Beach, Virginia (VA), 23454
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0001527530
Persons authorized to receive notices and communications: Michael Williams, 5450 West Sahara Avenue, Suite 300,, Las Vegas, Nevada (NV), 89146, 212-728-8000

## Reporting persons
- Michael Williams (CIK 0001527530): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 164,102,600; shared voting power 0; sole dispositive power 164,102,600; shared dispositive power 0; aggregate amount beneficially owned 164,102,600 (78.24% of the class)
  Comment: The securities reported in Rows (7), (9) and (11) consist of (i) 1,621,026 shares of Series A Preferred Stock held by MWP Entertainment Group, LLC ("MWP") and (ii) 2,000,000 shares of Common Stock held by the MDW & GRW 2000 Irrevocable Trust (the "MDW & GRW Trust"). Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock and carries voting rights equivalent to 100 shares of Common Stock, voting with the Common Stock on an as-converted basis.
  
  MWP holds 1,621,026 shares of Series A Preferred Stock issued pursuant to the Share Purchase Agreement dated September 18, 2026. The DFTU Irrevocable Trust (the "DFTU Trust"), of which Mr. Williams and his wife, Tanuja Williams, are co-trustees, owns 80% of the outstanding ownership interests in MWP, with the remaining 20% owned by various passive investors; Mr. Williams is also CEO of MWP. Accordingly, Mr. Williams controls the voting rights attached to the shares of the Issuer owned by MWP. Mr. Williams disclaims beneficial ownership of the securities held by MWP and the DFTU Trust except to the extent of his pecuniary interest therein.
  
  The MDW & GRW Trust directly holds 2,000,000 shares of Common Stock. Mr. Williams is the sole trustee and, as such, has sole voting and dispositive power over those shares. Mr. Williams disclaims beneficial ownership of the securities held by the MDW & GRW Trust except to the extent of his pecuniary interest therein.
- MWP Entertainment Group, LLC (CIK 0002157868): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 162,102,600; shared voting power 0; sole dispositive power 162,102,600; shared dispositive power 0; aggregate amount beneficially owned 162,102,600 (77.29% of the class)
  Comment: The securities reported in Rows (7), (9) and (11) consist of 1,621,026 shares of Series A Preferred Stock held by MWP Entertainment Group, LLC ("MWP"). Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock and carries voting rights equivalent to 100 shares of Common Stock, voting with the Common Stock on an as-converted basis.
  
  MWP holds 1,621,026 shares of Series A Preferred Stock issued pursuant to the Share Purchase Agreement dated September 18, 2026. The DFTU Trust, of which Mr. Williams and his wife, Tanuja Williams, are co-trustees, owns 80% of the outstanding ownership interests in MWP, with the remaining 20% owned by various passive investors; Mr. Williams is also CEO of MWP. Accordingly, Mr. Williams controls the voting rights attached to the shares of the Issuer owned by MWP. Mr. Williams disclaims beneficial ownership of the securities held by MWP and the DFTU Trust except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bravo Multinational Inc.
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD UNIT 230, Virginia Beach, Virginia (VA), 23454
Comment: This Schedule 13D relates to the Common Stock and Series A Preferred Stock of Bravo Multinational Incorporated, a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2020 General Booth Blvd, Suite 230, Virginia Beach, Virginia 23454.

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is filed on behalf of Michael Williams and MWP Entertainment Group, LLC ("MWP" and, together with Mr. Williams, the "Reporting Persons") with respect to the securities beneficially owned by them.
Residence or business address:
The business address of each Reporting Person is 5450 West Sahara Avenue, Suite 300
Las Vegas, Nevada 89146
Present principal occupation or employment: Michael Williams' principal occupation is Chairman and Chief Executive Officer of MWP Entertainment Group, LLC. MWP Entertainment Group, LLC is a Nevada limited liability company whose principal business is developing, producing, directing, financing and managing entertainment productions (across several forms of media), content and technology.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or Mrs. Williams has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Mrs. Wiliams was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Michael Williams: United States; MWP Entertainment Group, LLC: Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons' beneficial ownership arises primarily from the Share Purchase Agreement dated September 18, 2026 (the "Share Purchase Agreement"), pursuant to which the Issuer issued 1,621,026 shares of Series A Preferred Stock (the "Preferred Stock") to MWP. Each share of Preferred Stock is convertible into 100 shares of Common Stock and carries voting rights equivalent to 100 shares of Common Stock, voting with the Common Stock on an as-converted basis on matters submitted to a vote. The aggregate consideration was $3,161,000, consisting of (i) perpetual content and software licenses with an agreed discounted value of $2,500,000, (ii) a $400,000 cash investment payable by wire transfer on or before October 5, 2026, with 205,128 shares of Preferred Stock subject to forfeiture if payment is not timely made, and (iii) forgiveness of $261,000 in loans previously made by MWP to the Issuer. The per-share price of the Preferred Stock was calculated using a Common Stock Price of $0.0195, representing the volume-weighted average price of the Common Stock for the 10-day period ended September 17, 2026.

In addition, the MDW & GRW Trust holds 2,000,000 shares of Common Stock acquired in connection with the April 11, 2023 private transaction described in the Issuer's Form 8-K filed on April 27, 2023, which identified the MDW & GRW Trust, controlled by Michael Williams, as one of the purchasers of the transferred control block. Mr. Williams is the sole trustee of the MDW & GRW Trust. Mr. Williams and his wife, Tanuja Williams, are the trustees of the DFTU Trust, which owns 80% of the outstanding ownership interests in, and controls, MWP.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership through the Share Purchase Agreement described in Item 3. Michael Williams was appointed Chairman of the Board of the Issuer effective September 18, 2026, and the Board was reconstituted pursuant to the Share Purchase Agreement. MWP holds the Option described in Item 6 and may exercise it. The Reporting Persons control a majority of the Issuer's voting power and intend to vote at the upcoming annual meeting on the election of directors and the Stock Incentive Plan. The Reporting Persons may consider additional acquisitions or dispositions of securities depending on market conditions, business prospects, and other factors, and reserve the right to change their plans or proposals at any time.

The Option was granted to MWP effective September 18, 2026 and is described in Item 6.

On September 24, 2026, at a separate meeting of the Board of Directors, the Board adopted the Issuer's 2026 Stock Incentive Plan (the "Stock Incentive Plan"). Under the Stock Incentive Plan, up to 33,000,000 shares of Common Stock are reserved for issuance pursuant to awards to employees, officers, directors, and consultants of the Issuer. The Stock Incentive Plan will be submitted to a vote of the Issuer's shareholders at an annual meeting expected to be held before the end of 2026.

At the Special Meeting held on September 18, 2026, the Issuer adopted a shareholder rights plan (the "Rights Plan"), as further described in Item 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each Reporting Person. For purposes of Rule 13d-3(d)(1), the percentage is calculated using 47,641,010 shares of Common Stock outstanding immediately prior to the September 18, 2026 closing, as reported in the Issuer's Form 8-K filed on September 24, 2026, together with 162,102,600 shares of Common Stock issuable to MWP upon conversion of its Preferred Stock, for a denominator of 209,743,610 shares. The option granted to MWP under the Option Agreement described in Item 6 (the "Option") is not included in the pre-Option calculation. Prior to exercise of the Option, MWP holds 77.29% of the outstanding Common Stock on an as-converted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: MWP has voting and dispositive power over the securities it holds of record. The DFTU Trust owns 80% of and controls MWP, with the remaining 20% owned by various passive investors. Accordingly, Michael Williams and Mrs. Williams, as co-trustees of the DFTU Trust, may be deemed to share voting and dispositive power over the 162,102,600 shares of Common Stock issuable upon conversion of MWP's Preferred Stock and to beneficially own MWP's securities. The MDW & GRW Trust directly holds 2,000,000 shares of Common Stock over which Mr. Williams, as sole trustee, has sole voting and dispositive power. Mr. Williams disclaims beneficial ownership of the securities held by MWP and the trusts except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, including the grant of the Option on September 18, 2026, during the past 60 days no Reporting Person has effected any transactions in the securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the applicable Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference. The "Option Agreement" is dated September 18, 2026 and is between Bravo Multinational Incorporated and MWP Entertainment Group, LLC. It grants MWP the right to purchase additional Preferred Stock for an aggregate purchase price of $1,500,000 at the same per-share price as under the Share Purchase Agreement. The option granted under the Option Agreement (the "Option") is exercisable only in whole during the one-year period beginning on the closing date under the Share Purchase Agreement (September 18, 2026) and ending on September 18, 2027, and is freely assignable by MWP without the Issuer's consent.

At the Special Meeting held on September 18, 2026, the Issuer adopted the Rights Plan. The Rights Plan provides for a 15% "Acquiring Person" threshold, with MWP and its affiliates treated as "Exempt Persons;" one Right is issued per share of Common Stock and 100 Rights are issued per share of Preferred Stock; the record date is September 19, 2026; the exercise price is $0.0195; the Rights Plan expires on September 18, 2030; Rights are redeemable at $0.0001.

The Share Purchase Agreement provides for the $400,000 cash payment to be due on or before October 5, 2026 to avoid the forfeiture (unless the Board of Directors of the Issuer determines otherwise) of 205,128 shares of Preferred Stock.

The Joint Filing Agreement is between Michael Williams and MWP Entertainment Group, LLC, the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement among Michael Williams and MWP Entertainment Group, LLC.
Exhibit B: Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 24, 2026)
(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001444839/000109181826000148/brvo-092426_8k.htm).
Exhibit C: Option Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on September 24, 2026)
(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001444839/000109181826000148/brvo-092426_8k.htm).
Exhibit D: Shareholder Rights Plan (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on September 24, 2026)
(https://www.sec.gov/ix?doc=/Archives/edgar/data/0001444839/000109181826000148/brvo-092426_8k.htm).

## Signatures
- Michael Williams: /s/ Michael Williams, Individual (10/06/2026)
- MWP Entertainment Group, LLC: /s/ Michael Williams, Chief Executive Officer (10/06/2026)